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                              January 12, 2022

       Daniel Coyne
       Chief Executive Officer
       Environmental Impact Acquisition Corp
       535 Madison Avenue
       New York, NY 10022

                                                        Re: Environmental
Impact Acquisition Corp
                                                            Amendment No. 4 to
Registration Statement of Form S-4
                                                            Filed January 10,
2021
                                                            File No. 333-259375

       Dear Mr. Coyne:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Form S-4 filed January 10, 2021

       Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of GreenLight
       Capital Stock, page 190

   1. We note the short-form tax opinion filed as Exhibit 8.2, which indicates that Foley Hoag
                                                        LLP confirms and adopts
as its opinion the disclosures under the heading "Material U.S.
                                                        Federal Income Tax
Consequences of the Merger to U.S. Holders of GreenLight Capital
                                                        Stock."
                                                            We note your
statement that each of GreenLight and ENVI intends that the Merger qualify as a
"reorganization" within the meaning of Section 368(a) of the Code, but that depending on
the extent to which GreenLight holders dissent and perfect
                                                            appraisal rights,
it is possible that more than 20% of the consideration payable in the
                                                            Merger will consist
of cash, in which case the Merger would not qualify as a
 Daniel Coyne
FirstName  LastNameDaniel  CoyneCorp
Environmental  Impact Acquisition
Comapany
January 12,NameEnvironmental
            2022                Impact Acquisition Corp
January
Page 2 12, 2022 Page 2
FirstName LastName
              reorganization. Notwithstanding such possibility, please ensure that counsel provides a firm opinion for each material tax consequence, including whether the
              Merger will qualify as a reorganization, or explains why such an opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explain the facts or circumstances giving rise thereto, and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.
                Shareholders are entitled to rely on the tax opinions expressed. Delete the disclaimer on page 192 stating that the discussion of income tax consequences of the merger to
              U.S. holders of GreenLight capital stock is for general information purposes only and is not intended to be tax advice. Refer to Section III.D.1 of Staff Legal Bulletin No.
              19 addressing limitations on reliance.
Material U.S. Federal Income Tax Consequences of the Redemption to ENVI Stockholders, page
192

2. We note the short-form tax opinion filed as Exhibit 8.1, which states that Latham
         & Watkins LLP confirms and adopts as its opinion the disclosures under the heading
         "Material U.S. Federal Income Tax Consequences of the Redemption to
ENVI
         Stockholders."
             Please revise the opinion to remove language that certain tax consequences
             "generally" will apply and clearly express a firm "will" opinion for each material tax consequence, or explain why such an opinion cannot be given. Refer to Section
             III.B.2 of Staff Legal Bulletin No.19.
             Also, refer to Section III.C.1 and Section III.C.4 concerning opinions subject to uncertainty. In this regard, we note by way of example only statements such as the following: "It is unclear, however, whether the redemption rights with respect to
             ENVI Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period for ENVI Class A Common Stock is suspended, then non-
             corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates." Please revise such statements
             to explain why counsel cannot give a    will    opinion and to
describe the reason for,
             and degree of, uncertainty in the opinion. The disclosure should clearly state counsel's opinion regarding the holding period of the common stock and capital gain treatment, and remove statements that assume the material tax consequences at issue
             (e.g., "[i]f the running of the holding period for ENVI Class A Common Stock is suspended..."). Counsel may issue a "should" or 'more likely than not' opinion to make clear that the opinion is subject to a degree of uncertainty. Daniel Coyne
Environmental Impact Acquisition Corp
January 12, 2022
Page 3

        You may contact Julie Sherman at 202-551-3640 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257
with any other questions.



                                                        Sincerely,
FirstName LastNameDaniel Coyne
                                                        Division of Corporation
Finance
Comapany NameEnvironmental Impact Acquisition Corp
                                                        Office of Life Sciences
January 12, 2022 Page 3
cc:       Brent Epstein
FirstName LastName